Camco Financial Corporation
September 22, 2009
Mr. Matt McNair
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Camco Financial Corporation File No. 000-25196
Dear Mr. McNair:
     This letter is to confirm the discussion our outside counsel had with you yesterday in which you agreed to an extension to October 16, 2009 to file our response to the Staff’s comment letter dated September 18, 2009.
     Please contact me at (740) 435-2044 with any questions.

Very truly yours,
/s/ James E. Brooks
James E. Brooks
Chief Financial Officer